SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15
             Certification and Notice of Termination of Registration
            under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File No. 1-6762

                           Killearn Properties, Inc.
          (Exact name of registrant as specified in its charter)

       385 Country Club Drive, Stockbridge, Georgia 30281, (770) 389-2020 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $.10 par value
             (Title of each class of securities covered by this Form)

                                 Inapplicable
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)        [X]              Rule 12h-3(b)(l)(ii)   [ ]
Rule 12g-4(a)(l)(ii)       [ ]              Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)        [ ]              Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)       [ ]              Rule 15d-6             [ ]
Rule 12h-3(b)(l)(i)        [ ]

      Approximate number of holders of record as of the certification or notice date: 5.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Killearn Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  August 11, 1999          By:  /s/ David K. Williams
                                 Name: David K. Williams
                                 Title: Chief Executive Officer and President